Harrison, Vickers and Waterman Inc.

11231 U.S. Highway 1, #201

North Palm Beach, Florida 33408

May 19, 2016

Mr. Jim Allegretto VIA EDGAR

Senior Assistant Chief Accountant CORRESPODENCE

Office of Consumer Products

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Harrison, Vickers and Waterman Inc.

Form 10-K for the Fiscal Year Ended June 30, 2015

Filed September 15, 2015

Form 8-K

Filed April 27, 2015

Response Dated May 2, 2016

File No. 333-162072

Dear Mr. Allegretto:

This letter sets forth additional responses to our previously filed response dated May 2, 2016 for Harrison, Vickers and Waterman Inc. (“HVW” or the “Company”) to the Staff’s comment letter dated March 15, 2016. If the responses below as well as the audited financial statements to be submitted satisfactorily address the comments, we will move forward to include all previous responses as well as this response in the completion of Amendment 1 to the Form 10-K that was previously filed on September 15, 2015 as well as to complete Amendment 1 to the Form 8-K that was previously filed on April 27, 2015. In addition, we will soon thereafter where applicable file Amendment 1 to the Form 10-Q for the period ended September 30, 2015 that was filed on November 16, 2015 and where applicable file Amendment 1 to the Form 10-Q for the period ended December 31, 2015 that was filed on February 16, 2016.

Comment Letter Dated May 5, 2016

Form 10-K for the Fiscal Year Ended June 30, 2015

Note 1 – Organization and Operations, page F-7, and

Form 8-K filed April 27, 2015

1. We have read your response to comments 2 and 4 in your letter dated May 2, 2016 where you indicate you will account for the April 21, 2015 transaction with ABH as a reverse acquisition. Please note that it is the Company’s responsibility to determine the correct financial statements to file under the federal securities laws. In this regard, please represent in your response letter whether you have sought council from your independent auditor or other accounting expert as to the proper financial statements to be included in your filings under the Exchange Act. Based on your representations in your response, we are unclear as to how you determined that ADI is the acquirer, please explain in detail. If you continue to believe ADI is the acquirer, explain why you propose to present ABH’s, as opposed to ADI’s, financial statements in the amended Forms 8-K and 10-K. In any event, a pro forma income statement(s) and balance sheet that reflect the acquisition of HVW should also be included in the amendment to your Form 8-K. Pro forma financial statements should contain separate columns for the acquirer, HVW and any adjustments related to the acquisition of HVW. Please note that adjustments to HVW should be explained via footnote. Such audited and pro forma financial statements should be as of a date within the most recently completed fiscal period of the accounting acquirer at or prior to the acquisition date. The pro forma financial statements should also describe the nature of “all expenditures associated with the financing” and how you and your auditor considered whether some or all of such expenditures represented acquisition-related costs of HVW as defined in ASC 805-10-25-23. Lastly, your amended Form 10-K should contain audited financial statements for the fiscal year-end of the acquirer with the results of HVW included from the acquisition date. Footnote disclosure should be comprehensive and explain your accounting for the acquisition along with all the applicable disclosure called for by ASC 805-10-50-2. Please also note that all Form 10- Q’s filed subsequent to the acquisition date will also need to be amended to reflect the acquisition of HVW. We may have further substantial comment upon review of the amendments.

Response:

After further evaluation and discussion with our independent auditor, the Company has determined through the guidance of ASC 805 to treat the transaction as a forward acquisition between the two entities of ABH and HVW under common control and thus will record the transaction at book value and will eliminate any previously recorded goodwill. ADI is a related party to the transactions and does not have direct control of ABH. The confusion originated through the concept of indirect control of ADI over both HW and ABH which is not applicable. Simply HVW, a subsidiary of ADI, acquired 100% of ABH from ADI per ASC 805-10-55-12.

All of the direct acquisition related costs incurred to effect the business combination will not be included as part of the transaction but rather expended when incurred. ABH will include in amendment 1 to the Form 8-K that was filed April 27, 2015 stand alone audited statements from inception (December 2014 until its fiscal year-end date of March 31, 2015 as well as a stub period from April 1, 2015 until the transaction date of April 21, 2015 to comply with regulations.

Listed below are the applicable restated financial statements for the adjustments to amendment 1 to Form 10-K for June 30, 2016 that will be filed as soon as we receive your approval for our response letters. We will amend all subsequent Form 10-Q’s for September 30, 2015 and December 31, 2015 before we file the Form 10-Q for March 31, 2016.

	Restated	Previous
	Balance	Balance	Changes

Balance Sheet
Deferred financing costs	—	67,889	(67,889)
Goodwill	—	4,038,945	(4,038,945)

Total Assets	2,594,045	6,700,879	(4,106,834)

Additional paid-in capital	637,267	1,667,868	(1,030,601)

Non-controlling interest (was	17,995	883,009	(865,014)
previously reported as a liability
under minority interest). Now it
will be recorded near the stockholders'
deficit section

Statement of Operations
Depreciation and amortization	24,735	31,935	(7,200)

Total operating expenses	581,308	588,508	(7,200)

Other (expense)
Interest expense	(1,409,531)	(295,103)	(1,114,428)

Other (expense), net	(3,422,604)	(2,308,176)	(1,114,428)

Loss before income tax and non-
controlling interest	(3,520,342)	(2,413,114)	(1,107,228)

Non -controlling interest (expense)	(34,827)	1,069,164	(1,103,991)

Net loss	(3,555,169)	(1,343,950)	(2,211,219)

We await your final approval to move forward with our amendments.

We also acknowledge that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any more questions or require any further information, please call the undersigned at 561-227-2727 or email me at tommy@attitudedrinks.com.

Harrison, Vickers and Waterman Inc.

By: /s/ Tommy E. Kee

Name: Tommy E. Kee

Title: Chief Financial Officer and Principal Accounting Officer